V&B VENTURES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
V&B Ventures, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of V&B Ventures, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 20, 2025
Los Angeles, California

V&B VENTURES INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	198,858	$	512,232
Acccounts Receivable, net		244,077		66,855
Inventory		41,862		165,697
Prepaids and Other Current Assets		496,198		8,242
Total Current Assets		**980,995**		**753,026**
Property and Equipment, net		4,145,839		1,857,285
Intangible assets		51,017		44,297
Right-of-Use Asset		4,365,478		-
Security Deposit		250,530		158,212
Total Assets	**$**	**9,793,859**	**$**	**2,812,821**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	519,759	$	824,871
Credit Cards		104,817		232,334
Line of Credit		502,384		-
Lease Liability, current portion		245,447		-
Related Party Loan		187,937		-
Forward Financing		350,466		513,000
Current Portion of Loans and Notes		249,885		250,292
Other Current Liabilities		611,811		382,415
Total Current Liabilities		**2,772,506**		**2,202,912**
Promissory Notes and Loans, net of loan fees		1,879,803		702,375
Convertible Notes		3,166,041		1,270,000
Accrued Interest on Convertible Notes		319,121		103,868
Lease Liability, net of current portion		4,120,031		-
Simple Agreement for Future Equity		1,636,900		-
Total Liabilities		**13,894,403**		**4,279,156**
STOCKHOLDERS EQUITY				
Common Stock		63		52
Series Seed 1 Preferred Stock		24		24
Series Seed 2 Preferred Stock		3		3
Series Seed 3 Preferred Stock		14		14
Additional Paid in Capital		1,636,893		1,135,665
Accumulated Deficit		(5,737,541)		(2,602,092)
Total Stockholders' Equity		**(4,100,544)**		**(1,466,335)**
Total Liabilities and Stockholders' Equity	**$**	**9,793,859**	**$**	**2,812,821**

See accompanying notes to financial statements.

V&B VENTURES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	7,095,529	$	7,584,410
Cost of Goods Sold		4,197,524		4,348,564
Gross Profit		**2,898,005**		**3,235,846**
Operating Expenses:				
General and Administrative		1,975,600		1,478,372
Personnel (Salaries & Wages)		965,057		1,356,795
Legal & Professional Costs		120,477		336,772
Software Development Costs		208,460		445,436
Sales and Marketing		274,292		153,696
Total Operating Expenses		**3,543,886**		**3,771,071**
Net Operating Loss		**(645,881)**		**(535,225)**
Interest Expense		186,960		121,646
Capitalized Lease Interest Expense		615,676		-
Interest expense (non-cash)		215,253		86,848
Other Loss/(Income)		418,615		100,412
Loss Before Provision For Income Taxes		**(2,082,385)**		**(844,131)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	**$**	**(2,082,385)**	**$**	**(844,131)**

See accompanying notes to financial statements.

V&B VENTURES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Additional Paid	Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Deficit	Equity
Balance—December 31, 2022	520,000	$ **52**	240,000	$ **24**	28,051	$ **3**	135,021	$ **14**	**$ 1,215,269**	**$ (1,757,960)**	**$ (542,599)**
Capital Distribution	-	-	-	-	-	-	-	-	(80,221)	-	(80,221)
Share-based Compensation	-	-	-	-	-	-	-	-	617	-	617
Net Loss	-	-	-	-	-	-	-	-	-	(844,131)	(844,131)
Balance—December 31, 2023	**520,000**	**$ 52**	**240,000**	**$ 24**	**28,051**	**$ 3**	**135,021**	**$ 14**	**$ 1,135,665**	**$ (2,602,092)**	**$ (1,466,335)**
Adjustment for Prior-Year Tax-Related Change	-	-	-	-	-	-	-	-	-	(1,053,064)	(1,053,064)
Balance at Jan 1, 2024 (As Adjusted)	**520,000**	**$ 52**	**240,000**	**$ 24**	**28,051**	**$ 3**	**135,021**	**$ 14**	**$ 1,135,665**	**$ (3,655,156)**	**$ (2,519,399)**
Issuance of Stock	105,262	11	-	-	-	-	-	-	500,239	-	500,250
Share-based Compensation	-	-	-	-	-	-	-	-	989	-	989
Net Loss	-	-	-	-	-	-	-	-	-	(2,082,385)	(2,082,385)
Balance—December 31, 2024	**625,262**	**$ 63**	**240,000**	**$ 24**	**28,051**	**$ 3**	**135,021**	**$ 14**	**$ 1,636,893**	**$ (5,737,541)**	**$ (4,100,544)**

See accompanying notes to financial statements.

V&B VENTURES INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,082,385)	$ (844,131)
Adjustments to reconcile net loss to net cash (used in)/Provided by operating		
Adjustment for Prior-Year Tax-Related Change	(1,053,064)	
Depreciation Expense	135,194	156,206
Amortization Expense	5,780	15,203
Share-based Compensation	989	617
Accrued Interest on Convertible Notes	215,253	86,848
Stated Value in Excess of Fair Value of Derivative Instrument	(29,156)	
Changes in operating assets and liabilities:		
Acccounts Receivable, net	(177,222)	(58,891)
Inventory	123,835	(28,765)
Prepaids and Other Current Assets	(487,956)	330,096
Accounts Payable	(305,112)	669,047
Credit Cards	(127,517)	51,208
Other Current Liabilities	229,396	90,231
Security Deposit	(92,318)	(30,310)
Net Cash (Used In)/Provided By Operating Activities	**(3,644,282)**	**437,359**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,423,748)	(1,608,967)
Purchases of Intanigble Assets	(12,500)	(59,500)
Net Cash Used In Investing Activities	**(2,436,248)**	**(1,668,467)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	500,250	-
Capital Distribution	-	(80,221)
Forward Financing	(162,534)	513,000
Line of Credit	502,384	-
Borrowing on Related Party Loan	187,937	-
Borrowing on Promissory Notes and Loans, net	1,177,021	671,183
Borrowing on Convertible Notes	1,896,041	502,500
Proceeds from issuance of Simple Agreement for Future Equity	1,666,056	-
Net Cash Provided By Financing Activities	**5,767,157**	**1,606,461**
Change in Cash and Cash Equivalents	**(313,374)**	**375,352**
Cash and Cash Equivalents—Beginning of the Year	512,232	136,880
Cash and Cash Equivalents—End of the Year	**$ 198,858**	**$ 512,232**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ (643,969)	$ 121,646

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

V&B Ventures, Inc. was formed on July 7, 2014, in the state of Delaware as a Limited Liability Company under the name of V&B Ventures LLC. On May 1, 2022, the company converted its legal form from LLC to Delaware Corporation. The financial statements of V&B Ventures, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, D.C.

The Company is a weekly subscription-based service that makes it remarkably simple to consistently eat healthy, seasonal, scratch-made foods and functional beverages delivered directly to the doorstep. Vegetable & Butcher is a vertically integrated company that leverages technology to improve human health and reduce our environmental footprint. Vegetable & Butcher made its first official delivery in October 2016. Fast forward to today, Vegetable & Butcher services approximately 150 zip codes, employs and contracts approximately 150 people, and has delivered over one million meals to individuals and families in D.C., Maryland, and Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adjustment for Prior-Year Tax-Related Change

The company originally recorded payroll-related expenses in 2023 based on financial information available at the time. After the issuance of the 2023 financial statements, the company's tax accountant made adjustments related to Employee Retention Credit (ERC) claims. The ERC represents a refundable tax credit for wages paid during eligible periods, reducing payroll tax liabilities. The adjustment resulted in a decrease in payroll-related expenses and a corresponding increase in retained earnings (accumulated deficit) that was not reflected in the originally issued 2023 financials. Since the ERC is a tax-related adjustment, and the 2023 financial statements were already issued, the adjustment is recorded as a direct increase to retained earnings (accumulated deficit) as of January 1, 2024, rather than restating 2023.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit

accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses.*". This ASU and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss was not material to these financial statements.

Inventories

Inventories are valued at a lower cost and net realizable value. Costs related to raw materials, ingredients and finished goods are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Capital Improvements	10 years
Equipment	5 years

Intangibles

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective January 1, 2022, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company began amortizing goodwill on a straight-line basis over ten years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

V&B Ventures Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $274,292 and $153,696, which is included in sales and marketing expenses.

Legal & Professional Costs

Legal & Professional Costs are expensed as incurred. Legal & Professional Costs expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $120,477 and $294,135, respectively.

Software Development Costs

Software Development Costs are expensed as incurred. Software Development Costs expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $208,460 and $445,436, respectively.

Cost of sales

Costs of goods sold include cost of products, fees, supplies, packaging, etc.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the weekly subscription-based service that makes it remarkably simple to consistently eat healthy—nourishing, seasonal, scratch-made eats and functional beverages delivered directly to your doorstep.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2025, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2024	2023
Finished Goods	4,923	4,923
Packaging Materials	-	71,826
Raw Materials	36,939	88,948
Total Inventory	**$ 41,862**	**$ 165,697**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Acrrued Expenses	-	8,242
Money in Transit	38,040	-
Prepaid Advertising	452,517	-
Employee Advances	5,641	-
Total Prepaids and Other Current Assets	**$ 496,198**	**$ 8,242**

Other current liabilities consist of the following items:

As of December 31,		2024		2023
Accrued Interest		120,301		-
Accrued Payable s		-		22,837
Tenant Improvement Allowance Liability		460,000		331,336
Other Current Liabilities		31,250		28,175
Tax Payable		260		67
Total Other Current Liabilities	**$**	**611,811**	**$**	**382,415**

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,		2024		2023
Capital Improvements	$	4,340,058	$	2,067,507
Equipment		203,741		52,543
Property and Equipment, at Cost		**4,543,799**		**2,120,051**
Accumulated Depreciation		(397,960)		(262,766)
Property and Equipment, Net	**$**	**4,145,839**	**$**	**1,857,285**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $135,194 and $156,206, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of December 31,		2024		2023
Goodwill	$	61,000	$	48,500
Non-compete		11,000		11,000
Intangible Assets, at cost		**72,000**		**59,500**
Accumulated Amortization		(20,983)		(15,203)
Intangible Assets, net	**$**	**51,017**	**$**	**44,297**

Amortization expenses for the fiscal year ended December 31, 2024, and 2023 were in the amount of $5,780 and $15,203, respectively.

Amortization expenses for future periods are as follows:

For the Year Ended December 31,		Amortization Expense
2025	$	5,780
2026		5,780
2027		5,780
2028		5,780
2029		5,780
Thereafter		22,116
Total	**$**	**51,017**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 625,262 and 520,000 shares were issued and outstanding, respectively.

Series Seed Preferred 1 Stock

The Company is authorized to issue 3,333,333 shares of Series Seed Preferred 1 Stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 240,000 shares have been issued and outstanding.

Series Seed Preferred 2 Stock

The Company is authorized to issue 3,333,333 shares of Series Seed Preferred 2 Stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 28,051 shares have been issued and outstanding.

Series Seed Preferred 3 Stock

The Company is authorized to issue 3,333,333 shares of Series Seed Preferred 3 Stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 135,021 shares have been issued and outstanding.

8. SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 40,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022		**$ -**	**-**
Granted	32,640	0.97	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**32,640**	**$ -**	**8.13**
Exercisable Options at December 31, 2023	**18,873**	**$ -**	**8.13**
Granted	7,804	0.95	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**40,444**	**$ -**	**5.75**
Exercisable Options at December 31, 2024	**30,087**	**$ -**	**5.75**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $989 and $617, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and the terms are as follows:

						As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Fixed Fee	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Indebtednes s
SBA Loan	$ 150,000	3.75%	$ -	7/5/2020	7/5/2050	$ 8,772	$ 145,972	$ 154,744	$ 8,772	$ 149,181	$ 157,953
SBA Loan	500,000	4.00%	-	8/5/2024	8/5/2054	29,124	470,876	500,000	-	-	-
ERC Loan	436,548	-	-	3/17/2023	-	-	396,707	396,707	-	-	-
PayPal Loan	150,000	-	-	5/14/2024	52 weeks	76,404	-	76,404	-	-	-
Winmar Construction-Loan	813,714	8.00%	-	12/9/2024	-	-	426,804	426,804	-	-	-
ANNUITAS, Inc.- Loan	110,345	0.00%	-	10/25/2024	3/31/2026	30,000	70,345	100,345	-	-	-
PEAC Equipment Finance	28,934	-	-	10/16/2024	10/16/2029	8,739	19,625	28,364	-	-	-
FSC First - Loan Agreement	448,534	11.50%	-	7/1/2023	7/1/2033	44,853	372,917	417,770	44,853	394,228	439,081
FSC First - Loan Agreement	50,000	9.75%	-	7/1/2023	7/1/2028	10,000	29,267	39,267	10,000	36,768	46,768
FSC First - Loan Agreement	50,000	10.50%	-	8/1/2023	8/1/2028	10,000	29,730	39,730	10,000	36,860	46,860
2354 FSC First Loan	50,000	7.00%	-	7/1/2023	7/1/2028	10,000	28,591	38,591	10,000	36,517	46,517
Stripe Loan -2023	250,000	0.00%	25,000	10/30/2023	4/29/2025	21,993	-	21,993	166,667	56,949	223,615
Less: Deferred Financing Costs	-	-	-	-	-	-	(111,030)	(111,030)	-	(8,127)	(8,127)
Total						**$ 249,885**	**$ 1,879,803**	**$ 2,129,689**	**$ 250,292**	**$ 702,375**	**$ 952,667**

The summary of the future maturities is as follows:

As of December 31,	2024
2025	$ 249,885
2026	151,489
2027	151,489
2028	151,489
2029	151,489
Thereafter	1,273,849
Total	**$ 2,129,689**

Convertible Note(s)

Below are the details of the convertible notes:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 767,500	8%	2022	30/09/2026	$ -	$ 767,500	$ 767,500	$ -	$ 767,500	$ 767,500
2023 Convertible Note	502,500	8%	2023	30/09/2026	-	502,500	502,500	-	502,500	502,500
2024 Convertible Note	1,896,041	8%	2024	30/09/2026	-	1,896,041	1,896,041	-	-	
Total						**$ 3,166,041**	**$ 3,166,041**	**$ -**	**$ 1,270,000**	**$ 1,270,000**

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean (i) with respect to a Qualified Financing occurring on or before September 30, 2024, 80% of the lowest price per share paid in cash by the other investors for Standard Preferred Stock sold in the Qualified Financing; and (ii) with respect to a Qualified Financing occurring after September 30, 2024, 70% of the lowest price per share paid in cash by the other investors for shares of Standard Preferred Stock sold in the Qualified Financing. Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31, 2024	As of December 31, 2023
SAFE - 2021	2024	$ 20,000,000	$ 1,666,056	0%	$ 1,666,056	$ -
Stated Value in Excess of Fair Value of Derivative Instrument	-	-	-	-	(29,156)	-
Total SAFE(s)					**$ 1,636,900**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount multiplied by the Conversion Multiple divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount multiplied by the Conversion Multiple divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of the Proceeds. Due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount multiplied by the Conversion Multiple divided by the Liquidity Price If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 2024			As of December 2023		
Owner	**Principal Amount**	**Borrowing Period**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Eugene Stacy	$ 20,000	5/3/2024	10%	maturity	$ 21,386	$ -	$ 21,386	$ -	$ -	$ -
David Hoff Sr.	$ 75,269	2024	0%	maturity	75,269	-	75,269	-	-	-
Julie Luciano Dowdall	$ 91,282	2024	0%	maturity	91,282		91,282	-	-	-
Total					**$ 187,937**	**$ -**	**$ 187,937**	**$ -**	**$ -**	**$ -**

Forward Financing

During fiscal year 2024, the Company entered into the Revenue Purchase agreement with NewCo Capital Group in the amount of $250,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2024, and December 31, 2023, the outstanding balance of this kind of financing is in the amount of $140,000 and $0, respectively, and the entire amount is classified as the current liability.

During fiscal year 2023, the Company entered into a merchant loan agreement with WebBank in the amount of $513,000. It bears a fixed fee of $38,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2024, and December 31, 2023, the outstanding balance of this kind of financing is in the amount of $210,466 and $$513,000, respectively, and the entire amount is classified as the current liability.

10. LINE OF CREDIT

The Company has a revolving line of credit with Gold Ridge Microcap II LLC, allowing borrowings of up to $721,839 at an interest rate of 9.99%. As of December 31, 2024, the Company had drawn $400,000, compared to $0 as of December 31, 2023. Additionally, the Company has a Marketing Line of Credit with a borrowing limit of $750,000, from which it withdrew $102,384 as of December 31, 2024.

11. LEASES

The Company has an operating lease for business premises. The Company's leases have terms maturing through 2033. Monthly payments range from $53,935 to $76,782. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		**2024**
2025	$	682,027
2026		709,473
2027		737,840
2028		767,280
Thereafter		4,003,073
Present Value Discount		(2,534,215)
Total	**$**	**4,365,478**

12. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,		**2024**		**2023**
Net Operating Loss	$	(609,098)	$	(557,458)
Valuation Allowance		609,098		557,458
Net Provision for Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,450,285)	$ (841,187)
Valuation Allowance	1,450,285	841,187
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,958,239, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,958,239. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

13. RELATED PARTY

In 2024, the Company received a loan from the CEO and the founder's father, David Hoff Sr, in the amount of $75,269. The loan has no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability. As of December 31, 2024, the outstanding balance of the loan is $75,269.

In 2024, the Company received a $91,282 loan from its CEO and the founder's mother, Julie Luciano Dowdall. The loan is non-interest-bearing and has no defined maturity date. Since it can be called at any time, it has been classified as a current liability. As of December 31, 2024, the outstanding balance remains $91,282

In 2024, the Company received a loan from one of the shareholders, Eugene Stacy, in the amount of $20,000. The loan bears an interest rate of 6% per annum and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $21,386.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $645,881, an operating cash flow loss of $3,644,282 and liquid assets in cash of $198,858, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.